www.alston.com

James H. Sullivan, Jr.	Direct Dial: 212-9522	E-mail: james.sullivan@alston.com
December 9, 2008
VIA OVERNIGHT DELIVERY
Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	Bluerock Enhanced Residential REIT, Inc. — Amendment No. 1 to Registration Statement on Form S-11 Filed October 30, 2008 File No. 333-153135
Dear Mr. Kluck:
     This letter sets forth the responses of our client, Bluerock Enhanced Residential REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated December 2, 2008 referring to an amendment filed on October 30, 2008 (“Amendment No. 1”) to the Registration Statement on Form S-11 as filed with the Commission on August 22, 2008 (the “Registration Statement”). The Issuer has today filed a second amendment to the Registration Statement via EDGAR (“Amendment No. 2”). For your convenience, we have set forth each of the Staff’s comments followed by the Issuer’s relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2 and that we will refer to the prospectus contained in Amendment No. 2 as the “amended prospectus.”
     General
     1. Comment: We note your response to comment two of our letter dated September 19, 2008. Please note that we referred your response to the Office of Mergers & Acquisitions. After reviewing your response, we are of the view that your additional feature to the share repurchase program that there is no one-year holding period may be inconsistent with the relief previously granted by the Division of Corporation Finance in prior no-action letters. Please contact the Office of Mergers & Acquisitions in order to receive further clarification as to whether the program is consistent with the relief granted by the Division.
     Response: We will follow up with the Office of Mergers & Acquisitions as requested to receive clarification as to whether the share repurchase program is consistent with relief granted by the Division.

Mr. Tom Kluck
December 9, 2008

     2. Comment: We note your response to comment nine of our previous letter and your disclosure on page 11 that distributions could be paid from proceeds of this offering. Please address this point in your MD&A section.
     Response: The Issuer has revised the MD&A section to reflect that distributions may be paid from proceeds of this offering. Please see page 94 of Amendment No. 2.
     3. Comment: We note your disclosure on page 13 and elsewhere that your charter does not require your board of directors to pursue a liquidity event. Please include a risk factor that addresses this lack of liquidity and include this risk factor on the cover page and in the summary and risk factors sections.
     Response: In response to the Commission’s comment, the Issuer has included a new risk factor to regarding this potential lack of liquidity as the final bullet on the cover page. In addition, this new risk factor has been are included in the summary on page 4 and in the risk factor section on page 21.
     4. Comment: We note the disclosure throughout the prospectus regarding the company’s “value-added residential” investment strategy. As disclosed on page 2, part of this strategy involves investing in properties that “offer a significant potential for short-term capital appreciation....” Please revise the prospectus, particularly the “Risk Factors” and “Investment Strategy, Objectives and Policies” sections, to discuss the effect that negative market conditions in the real estate industry may have upon your investment strategy.
     Response: The Issuer has revised Amendment No. 2 in response to the Commission’s comment. Please see pages 23 and 49 for disclosure regarding the effect of negative market conditions in the real estate industry.
     Questions and Answers About this Offering, page iii
     5. Comment: We note that some of the revised disclosure in the questions and answers section duplicates disclosure in the prospectus summary section e.g., disclosure regarding the experience of management. Please remove duplicative disclosure.
     Response: The Issuer has revised Amendment No. 2 in response to the Commission’s comment. Please see page iii where we have removed the duplicative disclosures.

Mr. Tom Kluck
December 9, 2008

     Risk Factors, page 14
     Risk Associated with Debt Financing, page 28
     6. Comment: We note that the subheadings of the first two risk factors in this subsection each discuss the risk of losing properties in foreclosure. However, the narratives of these risk factors do not discuss this risk. Please revise the narratives to discuss this specific risk.
     Response: The Issuer has revised Amendment No. 2 in response to the Commission’s comment. Please see page 30 for disclosure in the first risk factor of this subsection regarding the risk of losing properties in foreclosure. Additionally, the Issuer has revised the second risk factor to remove the discussion of the risk of losing properties in foreclosure to avoid duplicative disclosure.
     Financial Statements and Notes
     Report of Independent Registered Public Accounting Firm, page F-1
     7. Comment: The dates within the scope and opinion paragraph of the audit report contradict each other. Please revise accordingly and also confirm that the inception date throughout your document is consistent.
     Response: The dates within the scope and opinion paragraph of the audit report have been revised to address this contradiction. Please see page F-1.
     Note 3 – Related Party Transactions, page F-3
     8. Comment: Please expand your note disclosures to include significant terms related to the agreement with your advisor. Expanded disclosures should include information related to fees and compensation paid to certain affiliates as disclosed in other parts of your filing.
     Response: The Issuer has expanded the note disclosures in response to the Commission’s comment. Please see pages F3-F4 of Amendment No. 2.
     Exhibits
     9. Comment: In light of the changes to the amount of common stock that the company is registering with this registration statement, the company may need to revise its legality opinion to reflect these changes. Please revise or advise.

Mr. Tom Kluck
December 9, 2008

     Response: The legality opinion has been updated to reflect the changes in the amount of common stock registered. Please refer to Exhibit 5.1 to Amendment No. 2 for the revised opinion.
Sincerely,
/s/ James H. Sullivan, Jr.
James H. Sullivan, Jr.
Partner